LogProstyle
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DESIGNATION (IF ANY)
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VOTE

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Your vote matters – here's how to vote!

You may vote online instead of mailing this card.

Votes submitted electronically or by mail must be received by 11:59 p.m. (ET) on June 24, 2026 / 12:59 p.m. (Japan Standard Time) on June 25, 2026.

Online
Go to **www.investorvote.com/LGPS** or scan the QR code — login details are located in the shaded bar below.

Save paper, time and money!
Sign up for electronic delivery at www.investorvote.com/LGPS

Using a **black ink** pen, mark your votes with an **X** as shown in this example.
Please do not write outside the designated areas.

X

2026 Annual Meeting Proxy Card

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▼ IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.▼

- Proposals — The Board of Directors recommend a vote FOR all the nominees listed in Proposal 1.
- If both online voting and return of the Proxy Card are conducted, the one received last will be considered valid expression of intent.
- If you vote more than once via the Internet, only your most recent vote will be considered valid.
- If you do not indicate either approval or disapproval of a proposal on the Proxy Card, your vote will be counted as in favor of that proposal.

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1. Election of Six (6) Directors:

	For	Against	Abstain		For	Against	Abstain		For	Against	Abstain
01 - Yasuyuki Nozawa	☐	☐	☐	02 - Satoshi Oyamatsu	☐	☐	☐	03 - Kentaro Tachibana	☐	☐	☐
04 - Katharyn (Katie) Field	☐	☐	☐	05 - John A. Stapleton	☐	☐	☐	06 - Isaac Freites	☐	☐	☐

A Authorized Signatures — This section must be completed for your vote to count. Please date and sign below.

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) — Please print date below.   /   /

Signature 1 — Please keep signature within the box.

Signature 2 — Please keep signature within the box.

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04A0QE

2026 Annual Meeting Admission Ticket

2026 Annual Meeting of LogProstyle Inc. Shareholders

The 2026 Annual Meeting of Shareholders of LogProstyle Inc. will be held on

Tuesday, June 30, 2026, 9:00 a.m. ET / Tuesday, June 30, 2026, 10:00 p.m. Japan Standard Time, both virtually via the Internet at meetnow.global/MRCWQL4 and in person at 13th Floor, Aoyama Building, 1-2-3 Kita-Aoyama, Minato-ku, Tokyo, Japan.

To access the virtual meeting, you must have the information that is printed in the shaded bar located on the reverse side of this form.

Small steps make an impact.

Help the environment by consenting to receive electronic delivery, sign up at www.investorvote.com/LGPS

▼ IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.▼

LogProstyle Inc.

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Notice of 2026 Annual Meeting of Shareholders

Proxy Solicited by Board of Directors for Annual Meeting — June 30, 2026

Yasuyuki Nozawa (Chief Executive Officer of LogProstyle Inc.) and Kentaro Tachibana (Chief Financial Officer of LogProstyle Inc.), or any of them, each with the power of substitution, are hereby authorized to represent and vote the shares of the undersigned, with all the powers which the undersigned would possess if personally present, at the Annual Meeting of Shareholders of LogProstyle Inc. to be held on June 30, 2026 or at any postponement or adjournment thereof.

Shares represented by this proxy will be voted by the shareholder. If no such directions are indicated, the Proxies will have authority to vote FOR the election of Directors listed in Proposal.

In their discretion, the Proxies are authorized to vote upon such other business as may properly come before the meeting.

(Items to be voted appear on reverse side)

B Non-Voting Items

Change of Address — Please print new address below.

Comments — Please print your comments below.

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